* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on February 18, 2024.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to attend the Extraordinary General Meeting, it will be held on February 20, 2024, at 10:00 a.m. local time (i.e., 9:00 p.m. February 19, 2024 , E.T.) at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Central, Hong Kong ("Principal Executive Office").

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Infobird Co., Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS NO. 1-3

Proposal 1:
Authorize the Board of Directors to effect a Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2:
Authorize a Capital Reduction and Reorganization of our share capital.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3:
To approve the Sixth Amended and Restated Memorandum and Articles of Association.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ________________ **Signature** ________________ **Signature, if held jointly** ________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

INFOBIRD CO., LTD

Extraordinary General Meeting of Shareholders
February 20, 2024

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

INFOBIRD CO., LTD
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Cheuk Yee Li with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary General Meeting of Shareholders of Infobird Co., Ltd to be held at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Central, Hong Kong ("Principal Executive Office"), on February 20, 2024, at 10:00 a.m. local time (i.e., 9:00 p.m. February 19, 2024 , E.T.) or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(To be signed on Reverse Side)